RESTATED CERTIFICATE OF INCORPORATION OF SCRIPTEL HOLDING, INC.
(A Delaware corporation formerly known as Scriptel Corporation)

Duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware

SCRIPTEL HOLDING, INC., formerly known as Scriptel Corporation, is a corporation organized and existing under the laws of the State of Delaware (the "Corporation"). The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 20, 1983. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, a Restated Certificate of Incorporation of the Corporation restating and integrating and further amending the provisions of the Corporation's Certificate of Incorporation was duly adopted.

1. The name of the Corporation is SCRIPTEL HOLDING, INC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total number of shares of Common Stock which the Corporation shall have authority to issue is One Hundred Twenty-Five Million (125,000,000) and the par value of each share is Ten Cents ($.10) amounting in the aggregate to Twelve Million Five Hundred Thousand Dollars ($12,500,000).

5.  [Omitted pursuant to Section 245 (c) of the Delaware General Corporation
Law]

6.  The Corporation is to have perpetual existence.

7. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the by-laws of the Corporation.

8. Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the Corporation.

9. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

10. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

11. No officer shall be liable for any mistake or error in judgment or any act or omission reasonably believed by such officer in good faith to be within the scope of his authority and to be in, or at least not opposed to, the best interests of the Corporation provided that such mistake, error, act or omission is not found by a court of competent jurisdiction to constitute gross negligence or intentional wrongdoing on the part of said officer.

IN WITNESS WHEREOF, SCRIPTEL HOLDING, INC. has caused this Restated Certificate of Incorporation to be executed by its President and Chief Operating Officer this 30th day of October, 1996.

SCRIPTEL HOLDING, INC.

By: /s/ James V. Holloway
        J. Vance Holloway, President and Chief Operating Officer